VENTURA ASSETS LIMITED
                              2241 Flintridge Drive
                           Glendale, California 91206
                            Telephone: (818) 424-0219


June 13, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549

Att. Mark P. Shuman, Esq.
Branch Chief

Dear Mr. Shuman:

         Re: Ventura Assets Limited
         Registration Statement on Form 10
         File No. 000-53186

Thank you for your letter of May 19, 2008 to which we hereby respond.

We have today filed Amendment No. 1 to the above captioned Registration Statement. This amendment, we believe, fully addresses the issues of your letter. Additionally, we will address the issues of your letter in the order as they appeared.


Comment:
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Form 10
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Audited Financial Statements of Ventura Assets, Ltd.
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General
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1.   Please update your financial statements as required by item 8-08 of
     Regulation S-X.

Answer: The financials have been up-dated.
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Comment:
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        Report of Independent Registered Public Accounting Firm, page 14
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2.   We note that although the Auditors' Report states, in part that the company's' audit firm audited the company's statement of operations, stockholders equity and cash flows for the period of inception August 17, 2000 to December 31, 2007, the headings to the statement of operations and statement of cash flows indicate that the financial information has been provided for the period from inception to December 31, 2006. We also note that although the auditors report indicates that the company's "inception" was August 21, 2002. Please explain these discrepancies or revise your filing as necessary.

Answer:  It has been corrected
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


Comment:
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Exhibits
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Exhibit 31.3
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3.   We note that you have provided the certifications required by rule
     13a-14(a). These certifications are not required as exhibits to the Form 10, and we are unclear as to how you could certify to some of the statements in the certification. For example, you certify that you have presented in the Form 10 your conclusions about the effectiveness of your disclosure controls and procedures. However, the form 10 does not require disclosure regarding the effectiveness of a registrant's disclosure controls and procedures and we cannot find such disclosure in your filing. Please explain or, since the certifications are not required as exhibits to the Form 10, please refrain from filing the certifications as exhibits to any amendment to your registration statement.

Answer: This Exhibit has been deleted.
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                                    * * * * *
     We declare the following:

     o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Trusting our responses will prove satisfactory, we look forward to your confirmation of the effectiveness of this Form 10 filing.



Yours truly,

/s/ Hasmik Yaghobyan
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Hasmik Yaghobyan
Chie Financial Officer and Director
Ventura Assets Limited